As filed with the Securities and Exchange Commission on May 27, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under The Securities Act of 1933

DIAMETRICS MEDICAL, INC.

(Exact name of registrant as specified in its charter)

Minnesota (State or other jurisdiction of incorporation or organization)	41-1663185 (I.R.S. Employer Identification No.)

2658 Patton Road

Roseville, Minnesota 55113

(651) 639-8035

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David B. Kaysen President and Chief Executive Officer 2658 Patton Road Roseville, Minnesota 55113 (651) 639-8035 Fax: (651) 638-1197	Copy to:	Robert A. Kuhns, Esq. Dorsey & Whitney, LLP 50 South Sixth Street, Suite 1500 Minneapolis, Minnesota 55402-1498 (612) 340-2600 Fax: (612) 340-8738

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share (1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, $.01 par value	5,020,715 Shares	$0.95	$4,769,679	$386

(1)	Estimated solely for the purpose of calculating the registration fee based upon the average of the high and low sales prices for the Common Stock on May 22, 2003 as reported on the Nasdaq SmallCap Market.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS	Subject to Completion, dated May 27, 2003

DIAMETRICS MEDICAL, INC.

5,020,715 Shares

Common Stock

Shares of common stock, par value $.01 per share, of Diametrics Medical, Inc. are being offered by this prospectus. The shares covered by this prospectus consist of up to 4,285,715 shares of common stock issuable upon the conversion of shares of Series E Convertible Preferred Stock (the “Series E Shares”) and 735,000 shares of common stock to be issued upon exercise of common stock warrants, all of which were acquired in a private placement. The shares will be sold from time to time by the selling stockholders named in this prospectus at prices determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

Our common stock is traded on the Nasdaq SmallCap Market under the symbol “DMED.” On May 22, 2003, the last sale price of our common stock as reported on the Nasdaq SmallCap Market was $0.97 per share.

Investment in our common stock involves a number of risks. See section titled “ Risk Factors” beginning on page 5 to read about certain factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Diametrics Medical, Inc.

2658 Patton Road

Roseville, Minnesota 55113

(651) 639-8035

The date of this prospectus is                     , 2003.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference. However, it may not contain all of the information that is important to you. You should carefully read the entire prospectus, especially the risks of investing in our common stock discussed under “Risk Factors,” and including the documents incorporated by reference.

Our Company

We develop, manufacture and commercialize blood and tissue analysis systems that provide immediate or continuous diagnostic results at the point-of-patient care. Since our commencement of operations in 1990, we have transitioned from a development stage company to a full-scale development, manufacturing, sales and marketing organization. Our mission is to be a leading provider of innovative sensors to guide therapy of critically ill patients. We market and distribute our products through our direct sales force in the United States, the United Kingdom and Germany, and through nonexclusive third-party distributors outside of these countries. Additionally, with the termination effective November 1, 2002 of our exclusive worldwide distribution agreement with Philips Medical Systems (“Philips”), a division of Royal Philips Electronics, Philips has the nonexclusive right to distribute our disposable intermittent testing cartridges, TrendCare sensors and related accessories to Philips’ existing customer base through October 31, 2004. We distribute our Neurotrend cerebral tissue monitoring system through Codman & Shurtleff, Inc., a Johnson & Johnson company (“Codman”), under an exclusive worldwide distribution agreement.

Blood and tissue analysis is an integral part of patient diagnosis and treatment, and access to timely and accurate results is critical to effective patient care. We believe that our blood and tissue analysis systems will result in more timely therapeutic interventions by providing accurate, precise and immediate or continuous test results, thereby allowing faster patient transfers out of expensive critical care settings and reducing patient length of stay. In addition, point-of-care testing can save money for hospitals by reducing the numerous steps, paperwork and personnel involved in collecting, transporting, documenting and processing blood and tissue samples. Moreover, point-of-care blood and tissue analysis systems could ultimately eliminate the need for hospitals to maintain expensive and capital intensive central stat laboratories.

We have two primary product platforms. The first platform includes intermittent blood testing products based primarily on electrochemical sensor technology (the IRMA SL blood analysis system and the Blood Analysis Portal measurement module). The second platform includes continuous monitoring products based upon fiberoptic sensor technology (the TrendCare continuous blood gas monitoring systems and the Neurotrend cerebral tissue monitoring system).

Since our inception in 1990, we have developed, manufactured and marketed the IRMA (“Immediate Response Mobile Analysis”) System, an electrochemical-based blood analysis system that provides rapid and accurate diagnostic results at the point-of-patient care. The IRMA SL System consists of a portable, microprocessor-based analyzer that employs single-use, disposable cartridges to perform simultaneously several of the most frequently ordered blood tests in a simple 90-second procedure. Our first disposable electrochemical cartridge, introduced in May 1994, performs three of the most frequently ordered blood tests for critical care patients—the measurement of oxygen, carbon dioxide and acidity (the “blood gases”). In June 1995, we expanded the IRMA System test menu with the introduction of our electrolyte cartridge which measures inorganic compounds including sodium, potassium and ionized calcium. We further expanded our critical or “stat” test menu during the third quarter of 1996 with the release of the second-generation system, IRMA SL, and the addition of the measurement of hematocrit (i.e., the concentration of red blood cells in whole blood) to our electrolyte cartridge. With these measurements and associated calculated values, the IRMA SL System is able to perform the majority of the critical or stat tests performed annually in the United States, comprising an estimated market in excess of $1 billion annually.

In 1997, we introduced our third-generation IRMA SL System, and a new combination cartridge. The combination cartridge is based upon our “snapfit” cartridge design and gives clinicians the ability to perform all critical blood gas, electrolyte and hematocrit tests using one small blood sample and one single-use cartridge. During 1998, we expanded the test menu of the IRMA SL System by integrating the LifeScan (a Johnson & Johnson company) SureStepPro glucose strip testing module into the analyzer. In 2000, we introduced our H4 single-use cartridge, which adds both chloride and blood urea nitrogen (“BUN”) to a test panel of sodium, potassium and hematocrit. In 2002, we introduced the new “GL” single use cartridge, which panels glucose with sodium, potassium and chloride electrolytes.

During the first quarter of 2002, we released our Blood Analysis Portal measurement module, which was co-developed with Philips and provides the analyte measurement capability of Philips’ Blood Analysis Portal System. The Blood Analysis Portal System incorporates the technology of the IRMA SL System and plugs directly into Philips’ monitoring systems to allow for an integration of blood test and physiological measurements at the patient’s bedside. Under development are additional blood tests for lactate and creatinine, which we expect will be commercially released in early 2004, and a reusable version of the single-use disposable cartridge which we plan to integrate into our next generation analyzer. We are also performing feasibility studies for development of blood coagulation and immunoassay tests for use with our next generation analyzer.

In the fourth quarter of 1996, we established our second product platform with the introduction of a number of new products through the acquisition of Biomedical Sensors, Ltd. (“BSL”), a Pfizer company. With the acquisition of BSL (now known as Diametrics Medical, Ltd.), we acquired a world-class continuous monitoring fiberoptic sensor technology platform, which complements our existing intermittent testing electrochemical sensor platform. This product line includes continuous monitoring systems, consisting of a monitor, calibrator and intravascular disposable sensors. Primary products include the TrendCare continuous blood gas monitoring systems, consisting of Paratrend 7+, which provides direct continuous monitoring of blood gases and temperature in critically ill adult and pediatric patients; Neotrend L, which provides direct continuous monitoring of blood gases and temperature in critically ill newborn babies; and the Neurotrend cerebral tissue monitoring system, which measures oxygen, carbon dioxide, acidity and temperature in brain tissue and fluids as an indication of cerebral ischemia (i.e., deficient blood supply to the brain) and hypoxia (i.e., inadequate oxygenation of the blood) in patients with severe head injury and in patients undergoing surgical intervention in the brain.

We have obtained clearances under Section 510(k) of the Food Drug and Cosmetic Act (the “FDC Act”) to market in hospital laboratories and at the point-of-patient care the IRMA SL System to test blood gases, electrolytes, glucose, lactate, BUN and hematocrit in whole blood, the Paratrend 7+ and Neotrend L to monitor blood gases and temperature, and the Neurotrend system to monitor oxygen, carbon dioxide, acidity and temperature in the brain. Additionally, in the first quarter of 1998, we received clearance from the United States Food and Drug Administration (the “FDA”) to market the multi-use cartridge for our IRMA SL System. The multi-use cartridge is planned to be available on our next generation analyzer. We have also gained CE Mark under the applicable directives, allowing the IRMA SL System and the Paratrend 7+, Neotrend L and Neurotrend continuous monitoring products to be marketed in the countries of the European Union.

In October 1998, we entered into an exclusive distribution agreement with Codman for worldwide market development and distribution of our Neurotrend monitoring system. The term of the agreement is for six years and is renewable for two years. If minimum sales levels are not achieved by Codman, certain payments may be due to

us. Also, Codman has the right of first refusal to market new continuous monitoring products developed for the neuro market.

In June 1999, we entered into an exclusive worldwide distribution agreement with Hewlett Packard Company (“HP”) to market, sell and distribute our TrendCare continuous blood gas monitoring systems and the IRMA SL point-of-care blood analysis system. Under the terms of the distribution agreement, we transferred full responsibility for marketing, sales and distribution of these products to HP. The initial term of the distribution agreement was three and a half years, with the option for extensions. The distribution agreement also provided for minimum purchase commitments of our products, market development commitments, research and development funding and royalty payments. In November 1999, HP assigned the distribution agreement, with all its related rights and obligations, to Agilent Technologies, Inc. (“Agilent”), a subsidiary of HP and a leading provider of test and measurement solutions and communications components. In August 2001, Agilent completed the sale of its healthcare business to Royal Philips Electronics, including its equity investment in us. Also as part of this transaction, our exclusive distribution agreement with Agilent was assigned to Philips Medical Systems, a division of Royal Philips Electronics.

Our exclusive distribution agreement with Philips ended on October 31, 2002, and was subsequently amended on April 10, 2003. As provided for under the terms of that amended agreement, Philips will continue to sell and provide support for disposable cartridges, sensors and related accessories for our IRMA blood analysis and TrendCare continuous blood gas monitoring systems and the Philips Blood Analysis Portal System on a non-exclusive basis to its existing customer base through October 31, 2004. Additionally, both Philips and Diametrics will have the right to distribute the Blood Analysis Portal System worldwide. As a result of the change in our distribution relationship with Philips, we have reestablished a direct sales force in the United States, the United Kingdom and Germany, as well as nonexclusive third-party distributors outside of these countries for the distribution of our TrendCare continuous blood gas monitoring systems and IRMA intermittent testing point-of-care blood analysis system.

Our principal executive office is located at 2658 Patton Road, Roseville, Minnesota 55113, and our telephone number is (651) 639-8035. Our website is located at www.diametrics.com.

Recent Developments

On April 7, 2003, we renegotiated the terms of our 7% Convertible Senior Secured Fixed Rate Notes due August 4, 2003, to extend repayment of the notes to August 4, 2005. In exchange for the extension of repayment, we agreed to reduce the conversion price of the notes to $3.51 per share for the majority of the notes, and to use 50% of the net proceeds from the issuance of any equity securities prior to August 4, 2005, in excess of $10 million, to pay down the principal of the notes. In addition, we issued to the lenders five-year warrants to purchase approximately 4.26 million shares of our common stock, at an exercise price of $0.94 per share. We are currently evaluating the impact of this transaction on our financial statements.

On May 12, 2003, we completed a $1.5 million interim financing through the sale of 15,000 shares of series E convertible preferred stock at $100 per share. The stock is convertible at any time into common stock at 88% of the volume weighted average trading price of the common stock for the five consecutive trading days before the conversion date, but at an exercise price no greater than $0.75 per share and no less than $0.35 per share. The preferred stock is callable by us during the first 12 months at the original purchase price plus a return of 2% per month from the date of investment, and 50% may be put back to us upon the occurrence of certain events at the original purchase price plus a return of 1% per month. Five-year warrants to purchase 735,000 shares of our common stock at $0.35 per share were also issued in conjunction with the financing. The warrants are exercisable after the conversion of the preferred stock. We are currently evaluating the impact of this transaction on our financial statements.

As a result of these two transactions, we believe we have sufficient working capital to fund near-term operations. We further describe in detail our current liquidity position under “We may be unable to meet our future capital requirements” under “Risk Factors” on page 5.

The Offering

Common stock offered by the selling stockholders	5,020,715 shares (1)

Common stock to be outstanding after the offering	32,203,447 shares (2)

Use of proceeds	We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

Risk factors	See “Risk Factors” included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq SmallCap Market Symbol	DMED

1.	Consists of up to 4,285,715 shares of common stock issuable upon the conversion of Series E Shares and 735,000 shares of common stock to be issued upon exercise of common stock warrants.

2.	Based on 27,182,732 shares actually outstanding on April 30, 2003 and excludes 4,071,557 shares reserved for issuance under our 1990 Stock Option Plan, as amended and restated, our 1993 Directors’ Stock Option Plan, as amended and restated, our 1995 Equalizing Director Stock Option Plan and our 1995 Employee Stock Purchase Plan, as revised and restated, of which options to purchase 3,802,255 shares at an average option price of approximately $5.09 per share have been issued and are outstanding.

RISK FACTORS

An investment in our common stock involves a number of risks. You should consider carefully the following risk factors, together with the other information in this prospectus and the documents incorporated by reference into this prospectus, before buying any shares. You should also be aware that certain statements contained in this prospectus and the documents incorporated by reference into this prospectus that are not related to historical results are forward-looking statements. These forward-looking statements, such as statements of our strategies, plans, objectives, expectations and intentions, involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements. Factors that could cause or contribute to such differences include the following risk factors:

We may be unable to meet our future capital requirements

We have prepared our consolidated financial statements for the year ended December 31, 2002 and three months ended March 31, 2003 on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities and other commitments in the normal course of business. The report of our independent auditors covering the December 31, 2002 consolidated financial statements contains an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern as a result of negative working capital, recurring losses and negative cash flows.

At March 31, 2003, we had working capital of approximately $3.6 million, an increase of approximately $4.6 million from the negative working capital of approximately $1 million reported at December 31, 2002. The increase was impacted primarily by the reclassification of $7.3 million of Convertible Senior Secured Fixed Rate Notes from current to long-term liabilities, as a result of the extension effective April 7, 2003 of the due date of the notes from August 4, 2003 to August 4, 2005. Our net loss for the three months ended March 31, 2003 was $2,890,621 and we incurred net losses of $7,531,016, $3,875,899 and $2,647,617 for the years ended December 31, 2002, 2001 and 2000, respectively, and have incurred net losses since inception. We expect financial results for the year ending December 31, 2003 to show an increase in net loss relative to 2002 due to lower expected revenue and increased sales and marketing expenses, primarily impacted by our transition to our new distribution and direct sales force channel model. Cash and marketable securities decreased by approximately $2.5 million during the three months ended March 31, 2003 to $1.5 million. We are monitoring our cash position carefully and evaluating our future operating cash requirements in the context of our strategy, business objectives and expected business performance. As part of this, we have elected to delay project spending and capital expenditures, and are implementing other cost-cutting measures across all areas of our operations, including personnel, facilities and discretionary spending. A significant amount of available instrument inventory will allow a reduction of our inventory purchases and production requirements during 2003. Further, we are positioning our business for future sales and earnings growth with the pursuit of strategic partners for our businesses as well as the expansion of our global distribution channels, including a direct sales force in the United States, the United Kingdom and Germany, and third-party distributors outside of these countries. In addition to these measures, however, we will be required to raise additional capital during 2003 in order to sustain and fund our operations.

On April 7, 2003, we completed a renegotiation of the terms of our $7.3 million, 7% convertible Senior Secured Fixed Rate Notes due August 4, 2003, to extend repayment of the notes to August 4, 2005. Additionally, on May 12, 2003, we completed the sale in a private placement of 15,000 shares of Series E Convertible Preferred Stock, at a price of $100 per share, resulting in aggregate gross proceeds of $1,500,000. Proceeds from this interim financing are expected to meet our near-term funding requirements for support of our operations, as we continue to pursue significant business alternatives for raising additional capital, including funding from strategic alliances, which may potentially include sale of segments of the business. We may pursue the issuance of additional equity or debt securities to the extent funding raised from other business alternatives is not sufficient to meet our funding requirements. We have engaged the Seidler Companies to assist in our efforts to secure partners for strategic alliances and to raise additional capital. Through March 31, 2003, we raised approximately $149 million through the public and private sales of our equity securities and the issuance of convertible promissory notes.

We received a Nasdaq Staff Determination on April 25, 2003, indicating that our common stock was subject to delisting from the Nasdaq SmallCap Market based upon our failure to comply with the minimum common stock market value requirement. We have requested a hearing before a Nasdaq Listing Qualifications Panel to review the delisting decision. The request for a hearing will postpone the delisting of our securities, pending the Panel’s decision. There can be no assurance the Panel will grant our request for continued listing. If we are unsuccessful in our appeal, we expect trading of our common stock to be conducted in an over-the-counter market established for securities that do not meet Nasdaq listing requirements. Trading of our common stock in an over-the-counter market may attract a different type of investor in our common stock, which may limit our future equity funding options.

Our long-term capital requirements will depend upon numerous factors, including the impact of changes in distribution relationships and methods on revenue, the rate of market acceptance of our products, the level of resources devoted to expanding our business and manufacturing capabilities, and the level of research and development activities. While we believe that we will be able to raise adequate funding to meet our operational requirements, there can be no assurance that adequate funds will be available when needed and on acceptable terms. If we are unable to raise an adequate level of additional capital or generate sufficient cash flows from operations, our ability to execute our business plan and remain a going concern will be significantly impaired.

We are at an early stage of commercialization with limited operating history

Founded in 1990, we were engaged primarily in the research, development and testing of, and the development of manufacturing capabilities for, the IRMA System and the Paratrend 7 until 1995. Since then, we have developed and are marketing product line extensions from both of these core technology platforms. These primarily include an expansion of the blood analysis test menu available on the IRMA System, the incorporation of the IRMA technology into the Blood Analysis Portal System, co-developed by us with Philips Medical Systems, and the extension of the continuous monitoring technology available on the Paratrend 7 to two additional continuous monitoring products, Neotrend™ and Neurotrend™. We have limited operating history upon which an evaluation of our prospects can be made. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in growing a business in the evolving, heavily regulated medical device industry, which is characterized by an increasing number of entrants, intense competition and a high failure rate.

We are transitioning to a new distribution and direct sales force channel model

We market and distribute our products through both direct and indirect distribution channels. With the termination effective November 1, 2002 of our agreement with Philips for exclusive worldwide distribution of our TrendCare continuous blood gas monitoring systems and intermittent testing blood analysis systems, we began establishing a direct sales force in the United States, the United Kingdom and Germany, and entered into new nonexclusive arrangements with third-party distributors outside of these countries for sale of these products. As of March 31, 2003, we have expanded our direct sales organization to 11 sales personnel and clinical application specialists based in the United States, the United Kingdom and Germany, with future additions dependent upon the rate and timing of sales growth. Further, we have expanded our global distribution network with the appointment of 20 third-party distributors primarily addressing markets in Europe, the Far East and the Middle East. We also continue to sell disposable cartridges, sensors and related accessories to Philips for Philips’ nonexclusive distribution to its customer base through October 31, 2004. While we believe we will be successful in establishing effective distribution channels, failure to do so under reasonable terms or within a reasonable timeframe could have a material and adverse effect on our ability to commercialize our products, and on our financial condition and results of operations. Once established, any significant failure of our new distributors to perform under the terms of the respective agreements, the significant failure of our direct sales force to meet sales objectives, or a significant failure on our part to adequately support the requirements of these parties, could also have a material and adverse effect on our operations and financial performance.

We have a history of operating losses

We have only recently begun to generate revenues and have incurred net operating losses since our inception. We expect to incur net operating losses at least through 2004. We cannot assure you that we will ever generate substantial revenues or achieve profitability.

Our success depends upon market acceptance of new technology

Our success depends upon acceptance of our products by the medical community as reliable, accurate and cost-effective. Our point-of-care blood testing and monitoring devices represent an alternative practice in critical or stat blood testing, which is currently performed primarily by central and stat laboratories of hospitals or by independent commercial laboratories. Although professional awareness of point-of-care blood testing is increasing, most acute care hospitals have already installed expensive blood testing instruments for use in their central and stat laboratories and may be reluctant to change standard operating procedures or incur additional capital expenditures for new blood analysis equipment. In addition, the limited number of blood analytes that can be analyzed on our products may cause certain hospitals not to consider them. We are unable to predict how quickly, if at all, our products will be accepted by the medical community or, if accepted, predict the volume of our products or the related disposable cartridges and sensors we can expect to sell.

We face significant industry competition and risk of product obsolescence

The medical technology industry is characterized by rapidly evolving technology and intense competition. We are aware of one other commercially available hand-held point-of-care blood analysis system, which is manufactured and marketed by i-STAT Corporation, but we expect that manufacturers of central and stat laboratory testing equipment will also develop new products to maintain their revenues and market share. Many of our competitors have substantially greater capital resources, research and development staff, and facilities than we do, and many of these companies also have greater experience in research and development, obtaining regulatory approvals, manufacturing, and sales and marketing. We cannot assure you that our competitors will not succeed in developing or marketing technologies and products that are more effective or less expensive than ours that could render our products obsolete or noncompetitive. Although we believe that our products may offer certain technological advantages over our competitors’ current products, earlier entrants in the market in a therapeutic area often obtain and maintain significant market share. Our product pricing is competitive with other point-of-care suppliers and is, in general, lower in price than centralized testing labs when the full cost of implementation is considered (i.e., equipment, maintenance, facilities and trained lab personnel). Centralized testing labs also do not provide the convenience and fast turnaround time for test results that point-of-care products offer. In the future, we may experience competitive pricing pressures that may cause a decrease in unit prices and sales levels.

We have limited manufacturing experience

We must manufacture our products in compliance with regulatory requirements, in sufficient quantities and on a timely basis, and still maintain product quality and acceptable manufacturing costs. Our products consist of two principal components: portable, microprocessor-based instruments and disposable sensors. We have limited experience producing our products in large commercial quantities. Although we believe that we will be able to achieve and maintain product accuracy and reliability when producing in large quantities, on a timely basis and at an acceptable cost, we cannot assure you that we will be able to do so. Also, product design changes, equipment failures and manufacturing process changes may disrupt our existing operations and impact sales.

We depend on patents and proprietary technology, which we may not be able to protect

Our success will depend in part on our ability to obtain patent protection for our products and processes, to preserve our trade secrets and to operate without infringing the intellectual property rights of others. The patent positions of medical device companies are uncertain and involve complex and evolving legal and factual questions. We cannot assure you that any of our pending or future patent applications will result in issued patents, that any current or future patents will not be challenged, invalidated or circumvented, that the scope of any of our patents will exclude competitors or that the patent rights granted to us will provide us any competitive advantage. In addition, we cannot assure you that our competitors will not seek to apply for and obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products either in the United States or in international markets. Further, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.

In addition to patents, we rely on trade secrets and proprietary knowledge that we seek to protect, in part, through confidentiality agreements with employees, consultants and others. We cannot assure you that our proprietary information or confidentiality agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known to or independently developed by competitors.

We may face intellectual property infringement claims which would be costly to resolve

There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry and our competitors may resort to intellectual property litigation as a means of competition. Intellectual property litigation is complex and expensive and the outcome is difficult to predict. We cannot assure you that we will not become subject to patent infringement claims or litigation. Litigation or regulatory proceedings may also be necessary to enforce our patents or other intellectual property rights. We may not always have the financial resources to assert patent infringement suits or to defend ourselves from claims. An adverse result in any litigation could subject us to liabilities to, or require us to seek licenses from or pay royalties to, others that may be substantial. Furthermore, we cannot assure you that the necessary licenses would be available to us on satisfactory terms, if at all.

Our success may depend in part on uncertain government health care policies and reimbursement by third parties

The willingness of hospitals to purchase our products may depend on the extent to which hospitals limit their own capital expenditures due to existing or future cost reimbursement regulations. In addition, sales volumes and prices of our products in certain markets will depend in part on the level of reimbursement to hospitals for blood analysis from third-party payors, such as government and private insurance plans, health maintenance organizations and preferred provider organizations. Third-party payors are increasingly challenging the pricing of medical procedures they consider unnecessary, inappropriate or not cost-effective. We cannot assure you that current reimbursement amounts, if any, will not be decreased in the future, and that any decrease will not reduce the demand for or the price of our products. Any federal or state health care reform measures could adversely affect the price of medical devices in the United States, including our products, or the amount of reimbursement available. We cannot predict whether any reform measures will be adopted or what impact they may have on us.

We must obtain regulatory approval for new products we develop

The Company and its products are regulated by the FDA under the FDC Act. We have obtained pre-market notification clearances under Section 510(k) of the FDC Act to market at the point-of-care and in hospital laboratories our IRMA SL System to test blood gases, electrolytes (i.e., inorganic compounds including sodium, potassium, chloride and ionized calcium), blood urea nitrogen, glucose, lactate and hematocrit (i.e., concentration of red blood cells) in whole blood, and to market the Paratrend 7+ and Neotrend L to monitor blood gases and temperature, and the Neurotrend system to monitor oxygen, carbon dioxide, acidity and temperature in the brain. A Section 510(k) clearance is subject to continual review, and later discovery of previously unknown problems may result in restrictions on marketing or withdrawal of the product from the market. Our long-term business strategy includes development of cartridges and sensors for performing additional blood and tissue chemistry tests, and any new tests will be subject to the same regulatory process. We cannot assure you that we will be able to develop additional products or uses or that we will obtain the necessary clearances for new products and uses on a timely basis or at all.

We also market our products in several foreign markets. Requirements vary widely from country to country, ranging from simple product registrations to detailed submissions such as those required by the FDA. Our manufacturing facilities are also subject to FDA inspection on a periodic basis and we and our contract manufacturers must demonstrate compliance with current Quality System Regulations promulgated by the FDA. Violations of the applicable regulations at our manufacturing facilities or the manufacturing facilities of our contract manufacturers may prevent us from marketing of our products.

Our products and the technicians authorized to use them may be restricted by the Clinical Laboratory Improvement Act of 1988

Our intermittent testing products are affected by the Clinical Laboratory Improvement Act of 1988 (“CLIA”) which is regulated by the Centers for Medicare and Medicaid Services. This law is intended to assure the quality and reliability of all medical testing in the United States regardless of where tests are performed. The regulations require laboratories performing blood chemistry tests to meet specified standards in the areas of:

•	personnel qualification,
•	administration,
•	participation in proficiency testing,
•	patient test management,
•	quality control,
•	quality assurance, and
•	inspections.

The regulations have established three levels of regulatory control based on test complexity – “waived,” “moderate complexity” and “high complexity.” Although the tests performed by our products have been categorized as moderately complex, we cannot assure you that our products will not be placed in a more restrictive category. Personnel standards for high complexity tests are more rigorous than those for moderate complexity tests, requiring more education and experience. If our products are recategorized as high complexity tests, our ability to successfully market them to hospitals or other potential buyers may suffer. We cannot assure you that the CLIA regulations or various state licensing requirements for technicians will not have a material adverse effect on our financial condition or results of operation.

Our products may expose us to costly litigation

We may be exposed to product liability claims if a patient is adversely affected by our products. We maintain a general insurance policy which includes coverage for product liability claims. The policy is limited to a maximum of $1,000,000 per product liability claim and an annual aggregate policy limit of $10,000,000. We cannot assure you that our existing insurance coverage limits are adequate to cover any liabilities we might incur or that insurance will continue to be available on commercially reasonable terms, if at all.

We depend on contract manufacturers and suppliers for key components of our products

The majority of the raw materials and purchased components used to manufacture our products are readily available. Many of these raw materials and components are purchased from single sources due to technology, price, quality or other considerations. Some of these single-sourced components are manufactured to our specifications. Most of these items, however, may be sourced from other suppliers, often after a requalification process. Sourcing from alternative suppliers in some cases may require product design or software changes to accommodate variations from the original components. In the event that our supply of critical raw materials or components was interrupted due to the time required to requalify materials or components or modify product designs, our ability to manufacture the related product in desired quantities and in a timely manner could be adversely affected, potentially negatively impacting our financial condition and results of operations.

International operations will expose us to additional risks

Our distributors sell our products globally, including international markets, subject to receipt of required foreign regulatory approvals. We cannot assure you that our distributors will devote adequate resources to selling our products internationally. Doing business outside of the United States also exposes us to various risks that could have a material and adverse effect on our ability to market our products internationally, including:

•	changes in overseas economic and political conditions,
•	currency exchange rate fluctuations,
•	foreign tax laws, or
•	tariffs or other trade regulations.

Our business is also expected to subject us and our representatives, agents and distributors to laws and regulations of the foreign jurisdictions in which they operate or our products are sold. We may depend on foreign distributors and agents for compliance and adherence to foreign laws and regulations. We have no control over most of these risks and may be unable to anticipate changes in international economic and political conditions, and may be unable to alter our business practices in time to avoid any adverse effects.

WHERE YOU CAN FIND MORE INFORMATION

Federal securities law requires us to file information with the Securities and Exchange Commission concerning our business and operations. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these documents at the public reference facility maintained by the SEC at Judiciary Plaza, 450 Fifth Street, NW, Room 1024, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC’s web site at http://www.sec.gov. You can also inspect our reports, proxy statements and other information at the offices of the Nasdaq Stock Market.

We have filed with the SEC a registration statement on Form S-3 to register the common stock to be sold in connection with this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included or incorporated in the registration statement. The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC (including all filings prior to the effectiveness of this registration statement) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;
•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;
•	our Current Reports on Form 8-K filed on January 10, 2003; February 25, 2003; March 6, 2003; April 8, 2003; May 2, 2003; and May 14, 2003;
•	the description of our common stock contained in our Registration Statement on Form 8-A filed May 4, 1994, including any amendment or report filed for the purpose of updating such description.

Upon written or oral request, we will provide to each person to whom a copy of this prospectus is delivered, at no cost, a copy of any of the documents that are incorporated by reference into this prospectus. You may request a copy of any of the above filings by writing or telephoning us at the following address:

David B. Kaysen, President and Chief Executive Officer

or

Laurence L. Betterley, Chief Financial Officer

Diametrics Medical, Inc.

2658 Patton Road

Roseville, MN 55113

(651) 639-8035

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. The selling stockholders should not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the cover page of this prospectus or any supplement. Our business, financial condition, results of operations and prospectus may have changed since that date.

SELLING STOCKHOLDERS

We have agreed to register the resale of 5,020,715 shares of our common stock on behalf of the selling stockholders named below. These shares consist of up to 4,285,715 shares of common stock issuable upon conversion of Series E Shares and 735,000 shares of common stock to be issued upon exercise of common stock warrants. The Series E Shares are convertible at any time, and have a floating conversion price equal to 88% of the volume weighted average trading price of our common stock for the five consecutive trading days before conversion, with a minimum conversion price of $0.35 per share and a maximum conversion price of $0.75 per share. The warrants become exercisable upon conversion of all of the outstanding Series E Shares into common stock, and have an exercise price of $0.35 per share. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time. See “Plan of Distribution.” The following table lists the selling stockholders and sets forth certain information regarding the beneficial ownership of common stock of each selling stockholder as well as the number of shares each selling stockholder may sell pursuant to this prospectus. No estimate can be given as to the amount of our common stock that will be held by the selling stockholders after completion of this offering because the selling stockholders may sell all or some of our common stock and because there currently are no agreements, arrangements or understandings with respect to the sale or distribution of any of our common stock by the selling stockholders.

Name	Number of Shares Beneficially Owned (1)(2)		Maximum Number of Shares to be Sold Pursuant to this Prospectus (1)
Mercator Focus Fund, LP	2,968,329	(3)	2,968,329
Mercator Momentum Fund III, LP	1,005,934	(4)	1,005,934
Mercator Momentum Fund, LP	972,952	(5)	972,952
Mercator Group LLC	73,500	(6)	73,500

Total	5,020,715		5,020,715

(1)	This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

(2)	The table sets forth, to our knowledge, certain information about the selling stockholders as of May 22, 2003. Except as otherwise indicated, the number of shares of common stock owned represents less than 1% of our outstanding shares as of the date of this prospectus. Information about the beneficial ownership of our shares prior to this offering has been given to us by the selling stockholders. The inclusion of any shares of common stock in this table does not constitute an admission of beneficial ownership for the named selling stockholder. The selling stockholders have agreed not to convert Series E Shares or to exercise warrants to the extent such holder’s beneficial ownership of common stock will exceed 9.99% of the common stock then outstanding.

(3)	Represents 10.9% of our outstanding shares as of the date of this prospectus; see footnote (2) above. Includes up to 2,571,429 shares of Common Stock issuable upon conversion of Series E Shares and 396,900 shares of common stock to be issued upon exercise of a common stock warrant.

(4)	Represents 3.7% of our outstanding shares as of the date of this prospectus; see footnote (2) above. Includes up to 871,429 shares of Common Stock issuable upon conversion of Series E Shares and 134,505 shares of common stock to be issued upon exercise of a common stock warrant.

(5)	Represents 3.6% of our outstanding shares as of the date of this prospectus; see footnote (2) above. Includes up to 842,857 shares of Common Stock issuable upon conversion of Series E Shares and 130,095 shares of common stock to be issued upon exercise of a common stock warrant.

(6)	Includes 73,500 shares of common stock to be issued upon exercise of a common stock warrant.

PLAN OF DISTRIBUTION

We are registering the shares on behalf of the selling stockholders. The selling stockholders may sell the shares of common stock from time to time on the Nasdaq SmallCap Market, or such market on which our common stock is subsequently listed or traded, or otherwise at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. As used in this prospectus, the term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, pledge, distribution to members or partners or other non-sale-related transfer after the date of this prospectus. The selling stockholders will offer and sell the shares to which this prospectus relates for their own accounts. We will not receive any proceeds from the sale of the shares. We will bear all costs, expenses and fees in connection with the registration of the selling stockholders’ shares. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the selling stockholders’ shares will be borne by the selling stockholders.

The common stock may be sold in:

•	block trades, where a broker or dealer will try to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	transactions where a broker or dealer acts as principal and resells the common stock for its account pursuant to this prospectus;

•	exchange distributions in accordance with the rules of such exchange; or

•	ordinary brokerage transactions and transactions in which the broker solicits purchases.

The common stock may also be sold through put or call option transactions, swaps and other derivative transactions, cross trades, trades through market makers, trades not through market makers or established trading markets, direct sales through agents, loans or pledges of the shares, hedging or similar transactions, a combination of such methods, or by any other legally available means. The selling stockholders may or may not involve brokers or dealers in any of these transactions. In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the selling stockholders in amounts to be negotiated immediately prior to sale. Offers and sales may also be made directly by the selling stockholders, or other bona fide owner of the common stock, so long as an applicable exemption from state broker-dealer registration requirements is available in the jurisdiction of sale. The selling stockholders, brokers or dealers and any other participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, in connection with these sales, and any discounts and commissions received by them and any profit realized by them on the resale of the common stock may be deemed to be underwriting discounts and commissions under the Securities Act. Because the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934, as amended, may apply to their sales in the market.

All or any portion of the shares of common stock covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

Upon notification to us by a selling stockholder that any material arrangement has been entered into with a broker or dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating brokers or dealers, (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such brokers or dealers, where applicable, (v) that such brokers or dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon notification to us by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be required.

We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act, and we or the selling stockholders may agree to indemnify any agent, dealer or broker that participates in transactions involving sales of the shares covered by this prospectus. The selling stockholders have severally agreed to indemnify us against certain liabilities, including those arising under the Securities Act.

LEGAL MATTERS

The validity of the shares offered by this prospectus has been passed upon for us by Dorsey & Whitney LLP, Minneapolis, Minnesota.

EXPERTS

The consolidated financial statements and schedule of Diametrics Medical, Inc. as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein, and in the registration statement in reliance upon the reports by KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2002 consolidated financial statements contains an explanatory paragraph that states that the Company’s negative working capital, recurring losses and negative cash flows from operations raise substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

SEC Registration Fee	$386
Accounting Fees and Expenses	7,000
Legal Fees and Expenses	5,000
Miscellaneous	1,614

Total	$14,000

All fees and expenses other than the SEC registration fee are estimated. The expenses listed above will be paid by the Company.

Item 15.    Indemnification of Officers and Directors

Section 302A.521, subd. 2, of the Minnesota Statutes requires the Company to indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to the Company, against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions if such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties or fines; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in the person’s performance in the official capacity of director or, for a person not a director, in the official capacity of officer, board committee member or employee, reasonably believed that the conduct was in the best interests of the Company, or, in the case of performance by a director, officer or employee of the Company involving service as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the Company. In addition, Section 302A.521, subd. 3, requires payment by the Company, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders, or by a court.

Provisions regarding indemnification of officers and directors of the Company are contained in the Company’s Restated Articles of Incorporation and Bylaws, each of which are incorporated herein by reference.

The Company maintains a directors and officers insurance policy.

Item 16.    List of Exhibits

5.1	Opinion of Dorsey & Whitney LLP regarding legality.

23.1	Consent of KPMG LLP.

23.2	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1 to this Registration Statement).

24.1	Power of Attorney.

Item 17.    Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change to such information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in the information set forth in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Roseville, State of Minnesota, on May 27, 2003.

DIAMETRICS MEDICAL, INC.

By:	/s/ David B. Kaysen

David B. Kaysen President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ David B. Kaysen David B. Kaysen	President, Chief Executive Officer and Director (Principal Executive Officer)	May 27, 2003

/s/ Laurence L. Betterley Laurence L. Betterley	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	May 27, 2003

/s/ Jill M. Nussbaum Jill M. Nussbaum	Corporate Controller (Principal Accounting Officer)	May 27, 2003

* André de Bruin	Director and Chairman of the Board	May 27, 2003

* Gerald L. Cohn	Director	May 27, 2003

* Carl S. Goldfischer, M.D.	Director	May 27, 2003

* Mark B. Knudson, Ph.D.	Director	May 27, 2003

*Executed pursuant to a power of attorney filed with this Registration Statement

By:	/s/ David B. Kaysen	May 27, 2003
David B. Kaysen Attorney in Fact

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Dorsey & Whitney LLP regarding legality
23.1	Consent of KPMG LLP
23.2	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1 to this Registration Statement)
24.1	Power of Attorney